(Graphic omitted) Ahold
                                                       Press Release

                                                       Royal Ahold
                                                       Corporate Communications



                                                 Date: June 2, 2004
                                 For more information: +31 75 659 57 20




Ahold shareholders adopt 2003 financial statements

Rene Dahan and Karen de Segundo appointed to Supervisory Board

o    Shareholders adopt 2003 financial statements
o Discharge of Supervisory Board and Corporate Executive Board in 2003 not put to a vote
o Two new members appointed to Supervisory Board, partially filling the vacancies left by three retiring members
o    Deloitte appointed external auditor for 2004 and 2005
o    Official language of annual report changed to English

Zaandam, The Netherlands, June 2, 2004 - Ahold today announced that its General Meeting of Shareholders in The Hague adopted all agenda items that were put to a vote.

Shareholders adopted the 2003 financial statements. After extensive discussion in the shareholders' meeting, it was decided not to put to a vote agenda items 3c and 3d (the proposals to discharge the members of the Corporate Executive Board and Supervisory Board with respect to the performance of their duties during the financial year 2003).

Rene Dahan, 63, former Executive Vice President and Director of Exxon Mobil Corporation, and Karen de Segundo, 57, currently Chief Executive Shell International Renewables, were appointed to the Supervisory Board. They partially replace Sir Michael Perry, chairman of the Remuneration Committee, Bob Tobin and Roland Fahlin, who all stepped down today. Ahold is grateful to the three departing members of the Supervisory Board for the contributions each of them has made to the company over a prolonged period of time.



                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:   +31 (0)75 659 5720
http://www.ahold.com                             Fax:     +31 (0)75 659 8302

                                                                             1/2

Deloitte Accountants was appointed as the external auditor of the company for the fiscal years 2004 and 2005. Jan Hommen, member of the Supervisory Board and chairman of its Audit Committee, said that the working relationship between Ahold and its external auditor has remained good and productive despite the difficult situation in which the company found itself in 2003. An internal review as recommended by the Tabaksblat Code has indicated that both parties wished to sustain their working relationship.

The proposal to change the official language of the annual report to English was also adopted. This language change was considered appropriate due to the international composition of the Corporate Executive Board and the Supervisory Board, the global nature of the markets in which Ahold operates, the international spread of its shareholders and the fact that English is the generally accepted language of international commerce. A Dutch version of the Annual Report will also be prepared. The official language at the General Meeting of Shareholders will remain Dutch.

In his address to shareholders, Ahold President & CEO Anders Moberg outlined the progress on the company's "Road to Recovery" strategy and discussed where the company stood today with respect to restoring financial health, re-engineering food retail, recovering the value of U.S. Foodservice, and reinforcing accountability, internal controls and corporate governance. The full text of his presentation was issued earlier this afternoon and can be found on www.ahold.com.

Chief Financial Officer Hannu Ryopponen then updated shareholders on how the "Road to Recovery" is progressing in financial terms, following the well-known principle that finance follows strategy.

Karel Vuursteen, Chairman of the Ahold Supervisory Board, announced that 411 shareholders representing approximately 505 million common shares attended the General Meeting at the Nederlands Congrescentrum in The Hague.

Financial Reporting Calendar 2005*
Results Q4/year 2004             March 28, 2005
Annual report 2004               April 14, 2005
Trading statement Ql 2005        May 12, 2005
Results Q1 2005                  June 14, 2005
Trading statement Q2 2005        August 4, 2005
Results Q2 2005                  September 1, 2005
Trading statement Q3 2005        October 27, 2005
Results Q3 2005                  November 29, 2005
Trading statement Q4 2005        January 12, 2006

* Dates are subject to change at Ahold's discretion.


Ahold Corporate Communications: +31.75.659.5720